Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 27, 2003

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 26, 2003, entitled “OUTCOME OF VODAFONE’S OFFER FOR VODAFONE-PANAFON VODAFONE INCREASES SHAREHOLDING IN VODAFONE-PANAFON TO 98.228%”.

26 January 2004

For Immediate Release

OUTCOME OF VODAFONE’S OFFER FOR VODAFONE-PANAFON
VODAFONE INCREASES SHAREHOLDING IN VODAFONE-PANAFON TO 98.228%

Vodafone Group Plc (‘Vodafone’) today announces the outcome of its public offer for the outstanding shares which it did not already own directly or indirectly as at 1 December 2003 (the ‘Shares’) in Vodafone-Panafon Hellenic Telecommunications Company S.A. (‘Panafon’) (the ‘Offer’).  The acceptance period for the Offer ended on 22 January 2004.

•                  On 1 December 2003, the day on which Vodafone announced its decision to launch the Offer, Vodafone owned directly and indirectly approximately 406 million shares in Panafon, representing 74.795% of Panafon’s share and voting capital.

•                  Vodafone has purchased 87,094,515 Shares in the market since 3 December 2003.  These market purchases, which represent 16.030% of Panafon’s share and voting capital, were effected at a price per Share of EUR6.18 or below, for a total consideration of approximately EUR538 million.

•                  Following payment on 30 January 2004 of the Offer price of EUR6.18 per Share in respect of the Shares validly tendered in the acceptance period Vodafone will have acquired 40,220,500 Shares in the Offer, representing 7.403% of Panafon’s share and voting capital, for a total consideration of approximately EUR249 million.

•                  After acquiring the Shares validly tendered in the acceptance period, Vodafone will own directly and indirectly a total of 533,684,215 Panafon shares, representing 98.228% of Panafon’s share and voting capital.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Goldman Sachs International

Simon Dingemans

Tel:  +44 (0) 20 7774 1000

This announcement has been issued by Vodafone Group Plc and is the sole responsibility of Vodafone Group Plc and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 27, 2003	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary